June 14, 2010

Wen Liuping, President
Precise Strategy Acquisition Corp. I
Suite 1408, Block A, RongchaoBinghai Building
Bao'an Central Dist., Shenzhen, China 518101

   RE: **Precise Strategy Acquisition Corp. I**
         Registration Statement on Form 10
         File No. 0-53956

Dear Ms. Liuping:

     We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John Reynolds,
Assistant Director